July 2014 Pricing Sheet dated July 18, 2014 relating to Preliminary Pricing Supplement No. 1,496 dated July 1, 2014 to Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
Enhanced Trigger Jump Securities due August 20, 2015 Based on the Performance of West Texas Intermediate Light Sweet Crude Oil Futures Contracts
Principal at Risk Securities
PRICING TERMS – JULY 18, 2014
Issuer:	Morgan Stanley
Aggregate principal amount:	$6,000,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	July 18, 2014
Original issue date:	July 23, 2014 (3 business days after the pricing date)
Maturity date:	August 20, 2015
Underlying commodity:	West Texas Intermediate light sweet crude oil futures contracts (“WTI crude oil”)
Payment at maturity:
$1,000  +  return amount.  The payment at maturity may be greater than or less than the stated principal amount.  There is no minimum payment at maturity.  Accordingly, you could lose your entire initial investment in the securities.

Return amount:
If the final commodity price is greater than or equal to the downside threshold value, the return amount will be an amount in cash equal to:
$1,000  x  [the greater of (i) the commodity percent change and (ii) the fixed percentage]
If the final commodity price is less than the downside threshold value, the return amount will be an amount in cash equal to:
$1,000  x  the commodity percent change
In this case, the return amount will be negative and your payment at maturity per security will be an amount less than 87.5% of the stated principal amount and could be zero.

Fixed percentage:	8.1%
Downside threshold value:	$90.23875, which is 87.5% of the initial commodity price
Commodity percent change:	(final commodity price – initial commodity price) / initial commodity price
Final commodity price:	The commodity price on the valuation date
Initial commodity price:	$103.13, which is the commodity price on the pricing date
Commodity price:
For any trading day, the official settlement price per barrel of WTI crude oil on the NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc. (the “NYMEX Division”) of the first nearby month futures contract, stated in U.S. dollars, as made public by the NYMEX Division on such date, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX Division), then the second nearby month futures contract on such date.

Valuation date:	August 17, 2015, subject to adjustment for non-trading days and certain market disruption events.
CUSIP / ISIN :	61762GBW3 / US61762GBW33
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Estimated value on the pricing date:	$971.20 per security. See “Summary of Pricing Supplement” in the accompanying preliminary pricing supplement.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per security	$1,000	$20.00	$980.00
Total	$6,000,000	$120,000	$5,880,000
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $20.00 for each security they sell. For additional information, see “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	See “Use of proceeds and hedging” in the accompanying preliminary pricing supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 1,496 dated July 1, 2014
Prospectus Supplement dated November 21, 2011                 Prospectus dated November 21, 2011

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.